18001510

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

ION
Received
FEB 28 2018
WASH, D.C.

| OMB APPROVAL | |
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| SEC FILE NUMBER |
|---|
| 8- 14145 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 West Broad Street
(No. and Street)

| Souderton | PA | 18964 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Johnson 215-721-2549
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

| 1601 Market Street | Philadelphia | PA | 19103-2499 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

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## OATH OR AFFIRMATION

I, Kevin B. Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Investments, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Victoria A. Murphy, Notary Public
Souderton Boro, Montgomery County
My Commission Expires Jan. 8, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President
Title

Victoria A. Murphy 2 22-18
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## UNIVEST INVESTMENTS, INC.

## Table of Contents

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
Univest Investments, Inc.:

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Univest Investments, Inc. (the Company) as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Accompanying Supplemental Information*

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2004.

Philadelphia, Pennsylvania
February 26, 2018

**UNIVEST INVESTMENTS, INC.**

Statement of Financial Condition

At December 31, 2017

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 3,607,861 |
| Investments at fair value | | 1,072,964 |
| Commissions receivable | | 320,627 |
| Goodwill | | 4,253,778 |
| Other intangible assets | | 21,408 |
| Other assets | | 198,395 |
| Total assets | $ | 9,475,033 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities: | | |
| Accrued wages payable | $ | 261,045 |
| Accrued federal income taxes payable to Parent | | 145,119 |
| Other accrued expenses | | 35,196 |
| Net deferred tax liabilities | | 106,093 |
| Total liabilities | | 547,453 |
| Stockholders' equity: | | |
| Common stock, $1 par value. Authorized 20,000 shares; 2,000 shares issued and outstanding | | 2,000 |
| Additional paid-in capital | | 5,487,490 |
| Retained earnings | | 3,438,090 |
| Total stockholders' equity | | 8,927,580 |
| Total liabilities and stockholders' equity | $ | 9,475,033 |

See accompanying notes to financial statements.

**UNIVEST INVESTMENTS, INC.**

Statement of Income

Year ended December 31, 2017

| | | |
|---|---|---|
| Revenue: | | |
| Commission income | $ | 3,168,952 |
| Dividend income | | 6,752 |
| Total revenue | | 3,175,704 |
| Expenses: | | |
| Salaries | | 1,116,392 |
| Commissions | | 598,699 |
| Benefits | | 337,933 |
| Amortization of intangibles | | 42,818 |
| Management fees | | 199,783 |
| Other | | 247,752 |
| Total expenses | | 2,543,377 |
| Income before income tax expense | | 632,327 |
| Income tax expense | | 217,058 |
| Net income | $ | 415,269 |

See accompanying notes to financial statements.

## UNIVEST INVESTMENTS, INC.

Statement of Changes in Stockholders' Equity

Year ended December 31, 2017

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance at December 31, 2016 | $ 2,000 | 5,487,490 | 3,022,821 | $ 8,512,311 |
| Net income | — | — | 415,269 | 415,269 |
| Balance at December 31, 2017 | $ 2,000 | 5,487,490 | 3,438,090 | $ 8,927,580 |

See accompanying notes to financial statements.

**UNIVEST INVESTMENTS, INC.**

Statement of Cash Flows

Year ended December 31, 2017

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 415,269 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 5,129 |
| Amortization of intangibles | | 42,818 |
| Deferred tax expense | | 26,191 |
| Decrease (increase) in: | | |
| Commissions receivable | | 11,272 |
| State income taxes receivable | | (8,252) |
| Other assets | | 31,797 |
| (Decrease) increase in: | | |
| Accrued wages payable | | (5,667) |
| Accrued federal income taxes payable | | (5,495) |
| Other accrued expenses | | 1,400 |
| Net cash provided by operating activities | | 514,462 |
| Cash flows used in investing activities: | | |
| Increase in investments at fair value | | (6,752) |
| Net capital expenditures | | (3,730) |
| Net cash used in investing activities | | (10,482) |
| Net increase in cash | | 503,980 |
| Cash – beginning of year | | 3,103,881 |
| Cash – end of year | $ | 3,607,861 |
| Supplemental schedule of cash flow information: | | |
| Cash paid during the year for income taxes | $ | 204,614 |

See accompanying notes to financial statements.

## (1) Business Activity

Univest Investments, Inc. (the Company), a wholly owned subsidiary of Univest Corporation of Pennsylvania (the Parent), is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker, the Company's activities include brokerage, investment advisory, financial planning and retirement planning services. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

## (2) Summary of Significant Accounting Policies

### (a) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from estimated amounts.

### (b) *Concentrations of Credit Risk*

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

### (c) *Securities Transactions and Revenue Recognition*

Securities transactions of the Company are recorded on a trade date basis with the resulting receivables and payables classified as amounts due to or from brokers and dealers. Commission income and expense related to customers' securities transactions are recorded on a trade date basis. The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

### (d) *Investments at Fair Value*

The Company's investments at fair value consist of investments in money market mutual funds and are classified as Level 1 investments. Valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Mutual funds are registered investment companies which are valued at the net asset value (NAV) of shares on a market exchange as of the close of business at year end.

### (e) *Furniture and Equipment*

All furniture and equipment is stated at cost. Depreciation is computed on a straight-line basis over estimated useful lives of three to ten years. Depreciation expense was $5,129 for 2017 which is included in other expenses on the statement of income. Maintenance and minor repairs are expensed when incurred.

*(f)* ***Income Taxes***

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate-return basis using the consolidated federal statutory rate. The Company files its own state tax returns. In accordance with the Parent's Intercompany Tax Sharing Agreement, the Company reimburses the Parent for all federal income taxes generated by the Company on income included in the Parent's consolidated federal income tax return. At December 31, 2017, the Company owed $145,119 to the Parent for federal income taxes.

*(g)* ***Goodwill and Other Intangible Assets***

The Company completes a goodwill analysis on an annual basis or more often if events and circumstances indicate that there may be impairment. In accordance with Accounting Standards Codification Topic 350, the Company has the option of performing a qualitative assessment to determine whether it is more likely than not that the fair value of the Company is less than its carrying amount.

In performing the qualitative assessment, the Company identifies the significant drivers of fair value including macroeconomic and microeconomic conditions, overall financial performance, management's knowledge of the business and other relevant factors and performs a qualitative assessment of the likely impact of these factors on the fair value. The Company considers overall financial performance, including current and projected earnings and cost factors as well as changes in management and customers, general economic conditions and the regulatory environment. During the fourth quarter of 2017 the Company determined, based on the assessment of these qualitative factors and events and circumstances that may impact the drivers of fair value, that it was more likely than not, that the fair value of the Company was more than its carrying amount; therefore, the Company did not need to perform the first and second steps of the goodwill impairment test for the Company.

There was no impairment of goodwill recorded during 2017. There can be no assurance that future impairment assessments or tests will not result in a charge to earnings.

*(h)* ***Recent Accounting Pronouncements***

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, *"Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment."* This ASU eliminates Step 2 of the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Under the new guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. Public business entities that are SEC filers should adopt the December 31, 2017 amendments in this ASU for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, or for the Company's goodwill impairment test in 2020. Early adoption is permitted for goodwill impairment tests with measurement dates after January 1, 2017. The Company does not expect the adoption of this ASU will have a material impact on the Company's financial statements.

In May 2014, the FASB issued ASU No. 2014-09, "*Revenue from Contracts with Customers (Topic 606)*" and subsequent related updates. This ASU clarifies the principles for recognizing revenue and develops a common standard for U.S. GAAP and International Financial Reporting Standards. The ASU establishes a core principle that requires an entity to identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. The ASU provides for improved disclosure requirements that require entities to disclose sufficient information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company plans to adopt the guidance effective January 1, 2018 and will use the modified retrospective method with a cumulative-effect adjustment to opening retained earnings, though no significant adjustments are expected at this time. Management has determined that all of the Company's commission income is within the scope of the new standard. Management has reviewed contracts related to commission income and has not identified material changes to the timing or amount of revenue recognition. The Company will continue to evaluate changes that may be necessary to applicable disclosures of disaggregation of total revenue, information about performance obligations, information about key judgments and estimates and policy decisions regarding revenue recognition.

## (3) Other Intangible Assets

Other intangible assets at December 31, 2017 are comprised of the following:

| | Amortization period | | 2017 |
|---|---|---|---|
| Customer related intangibles | 10 years | $ | 1,177,502 |
| Less: accumulated amortization | | | (1,156,094) |
| Net carrying amount | | $ | 21,408 |

Amortization expense for the year ended December 31, 2017 was $42,818. The future amortization expense of other intangible assets for 2018 will be $21,408.

## (4) Income Taxes

The components of income tax expense for 2017 consisted of the following:

| | | |
|---|---|---|
| Federal: | | |
| Current | $ | 145,119 |
| Deferred | | 8,488 |
| | | 153,607 |
| State: | | |
| Current | | 45,748 |
| Deferred | | 17,703 |
| | | 63,451 |
| Income tax expense | $ | 217,058 |

On December 22, 2017, H.R.1, commonly known as the Tax Cuts and Jobs Act (TJCA) was signed into law. The TJCA includes many provisions that will affect the Company's income tax expense, including reducing the Company's federal tax rate from 35% to 21% effective January 1, 2018. As a result of the rate reduction, the Company is required to re-measure, through income tax expense in the period of enactment, the deferred tax assets and liabilities using the enacted rate at which they are expected to be recovered or settled. The re-measurement of the Company's net deferred tax liability resulted in a 2017 income tax benefit of $46,342. There is uncertainty in applying the newly-enacted rules and the Corporation is seeking further clarifications before completing its analysis and recording any income tax effects of provisional items during the period the necessary information becomes available. This measurement period will not extend beyond December 22, 2018.

At December 31, 2017, the Company had no material unrecognized tax benefits, accrued interest, or penalties. Penalties are recorded in noninterest expense in the years they are anticipated, assessed and/or paid and are treated as a nondeductible expense for tax purposes. Interest is recorded in noninterest expense in the years it is anticipated, assessed and/or paid and is treated as a deductible expense for tax purposes. The Company had no penalties or interest in 2017.

At December 31, 2017, the consolidated federal income tax returns filed by the Parent for tax years 2014 through 2016 remain subject to federal examination as well as examination by state taxing jurisdictions.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred state taxes are combined with deferred federal taxes (net of the impact of deferred state tax on the deferred federal tax) and are shown in the table below by major category. A valuation allowance at December 31, 2017 is not considered necessary as management believes that it is more likely than not that such deferred tax assets will be realized.

The assets and liabilities giving rise to the Company's net deferred tax liability at December 31, 2017, are as follows:

| | | |
|---|---|---|
| Goodwill | $ | (234,525) |
| Other intangible assets | | 129,989 |
| Other | | (1,557) |
| Net deferred tax liabilities | $ | (106,093) |

The provision for income taxes for the year ended December 31, 2017, includes federal taxes at an effective rate of 24.3% and state taxes at an effective rate of 10%.

## (5) Agreement with Clearing Broker

The Company has entered into an agreement with a clearing broker to execute securities transactions on behalf of its customers that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. Fees for clearing and other services were $33,734 for 2017 which is included in other expenses on the statement of income. A portion of revenue reported by the Company for 2017 resulted from this relationship. At December 31, 2017, the receivable from the clearing broker was $78,203.

A reserve account for proprietary assets of an introducing broker is required to be held by the clearing broker. At December 31, 2017, the reserve account had a balance of $100,002 which is included in other assets on the statement of financial condition.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2017, the Company did not incur any such expenses, and there was no such liability at December 31, 2017.

## (6) Related Party Transactions

The Parent and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to Univest Bank and Trust Co. for such services under service fee arrangements. The management fee expense was $199,783 for 2017. At December 31, 2017, the Company had a noninterest bearing deposit account with Univest Bank and Trust Co. with a balance of $3,607,861.

## (7) Employee Benefits

Substantially all employees who were hired before December 8, 2009 are covered by a noncontributory retirement plan of the Parent. Employees hired on or after December 8, 2009 are not eligible to participate in the noncontributory retirement plan. Benefits under the cash balance plan accrue by crediting participants annually with an amount equal to a percentage of earnings in that year based on years of credited service as defined in the plan. All employees are covered by the 401(k) deferred salary savings plan of the Parent. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $61,393 for 2017 which is included in benefits expense on the statement of income.

## (8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $873,442 which was $823,442 in excess of its required minimum net capital of $50,000. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was .62678 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.

## (9) Legal Proceedings

Management is not aware of any litigation that would have a material adverse effect on the Company's statement of financial condition or statement of income. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Company. In addition, there are no material proceedings pending or known to be threatened or contemplated against the Company by government authorities.

(10) **Commitments and Contingencies**

The Company has no material commitments or contingencies.

(11) **Subsequent Events**

The Company has evaluated subsequent events for recognition and/or disclosure subsequent to period-end December 31, 2017 through February 26, 2018, which is the date these financial statements were available to be issued.

# SUPPLEMENTARY INFORMATION

Schedule I

# UNIVEST INVESTMENTS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

At December 31, 2017

| | | |
|---|---|---|
| Total stockholders' equity | $ | 8,927,580 |
| Deduct nonallowable assets: | | |
| Goodwill | | 4,253,778 |
| Other intangible assets | | 21,408 |
| Other assets | | 3,757,493 |
| Total nonallowable assets | | 8,032,679 |
| Net capital before haircuts on security positions | | 894,901 |
| Haircuts on security positions | | 21,459 |
| Net capital | | 873,442 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required | | 50,000 |
| Excess net capital | $ | 823,442 |
| Net capital at 1,000% (net capital less 10% of aggregate indebtedness) | $ | 818,697 |
| Aggregate indebtedness | $ | 547,453 |
| Ratio of aggregate indebtedness to net capital | | .62678 to 1 |

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2017 Part IIA FOCUS filing.

See accompanying report of independent registered public accounting firm.

**UNIVEST INVESTMENTS, INC.**

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

At December 31, 2017

As an introducing broker, the Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

See accompanying report of Independent Registered Public Accounting Firm.

UNIVEST INVESTMENTS, INC.

## Exemption Report

Year ended December 31, 2017

Univest Investments, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1 to December 31, 2017 except as described below:

(a) During the period from January 1, 2017 through December 31, 2017, there were seven (7) instances where the Company did not promptly transmit customer funds to the clearing broker-dealer by noon of the next business day following receipt from the customer in accordance with the exemption provisions.

Univest Investments, Inc.

I, Kevin Norris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President, Univest Investments, Inc.

February 26, 2018

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Univest Investments, Inc.:

We have reviewed management's statements, included in the accompanying *Univest Investments, Inc. Exemption Report* (the Exemption Report), in which (1) Univest Investments, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, Pennsylvania
February 26, 2018